UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

07001883

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ONE SOUTHCOAST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 POYDRAS ST., SUITE 1000
(No. and Street)

NEW ORLEANS (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

4200 ONE SHELL SQUARE (Address), NEW ORLEANS (City), LA (State), 70139 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, RICHARD L. ABBRECHT, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ONE SOUTHCOAST, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard L Abbrecht Jr.

Signature

PRESIDENT & CEO

Title

DLB

Co-Bar Not 03546 Notary Public Denise Lang lois Brown My commission is for life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital One Southcoast, Inc

Financial Statements and Supplementary Information

For the Years ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Capital One Southcoast, Inc

We have audited the accompanying statements of financial condition of Capital One Southcoast, Inc (the Company) (formerly Hibernia Southcoast Capital, Inc.), a wholly owned subsidiary of Capital One Financial Corporation, as of December 31, 2006 and 2005, and the related statements of income, changes in subordinated borrowings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2007

Capital One Southcoast, Inc

Statements of Financial Condition

	December 31	
	2006	2005
Assets		
Cash on deposit with Capital One, N.A.	**$ 856,918**	$ 124,540
Securities owned	**6,173,376**	6,526,625
Receivable from clearing correspondent	**226,287**	794,631
Other receivables from brokers	**1,268,879**	1,599,606
Deposit with clearing correspondent	**250,000**	250,000
Premises, furniture and equipment, net	**286,867**	498,580
Goodwill	**3,493,211**	3,493,211
Deferred tax asset, net	**9,198**	18,644
Other assets	**81,511**	-
	$ 12,646,247	$ 13,305,837
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable to brokers and dealers	**$ 1,760,774**	$ 2,479,740
Accrued expenses	**233,136**	277,837
Due to affiliated company	**106,340**	43,143
Due to parent company for federal income taxes	**443,500**	1,168,892
Other liabilities	**9,796**	109,258
	2,553,546	4,078,870
Stockholder's Equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	**10,000**	10,000
Surplus	**8,431,477**	8,431,477
Retained earnings	**1,651,224**	785,490
Total Stockholder's Equity	**10,092,701**	9,226,967
	$ 12,646,247	$ 13,305,837

See accompanying notes.

Capital One Southcoast, Inc

Statements of Income

	Year ended December 31	
	2006	**2005**
Income:		
Commissions	**$ 12,365,132**	$ 20,461,590
Investment banking	**2,150,149**	4,025,109
Merger and acquisition advisory fees	**1,030,367**	754,873
Loan syndication fees	**-**	478,750
Interest	**308,061**	178,818
Securities gains (losses), net	**(29,854)**	17,692
	15,823,855	25,916,832
Expenses:		
Salaries, compensation and benefits	**9,831,403**	16,644,261
Commissions paid to clearing correspondent	**1,077,497**	1,930,606
Intercompany management fee	**908,700**	755,000
Occupancy and equipment	**540,791**	465,936
Interest expense	**-**	131,646
Other operating	**2,131,300**	2,858,628
	14,489,691	22,786,077
Income before income taxes	**1,334,164**	3,130,755
Income tax expense	**468,430**	1,288,595
Net income	**$ 865,734**	$ 1,842,160

See accompanying notes.

Capital One Southcoast, Inc

Statements of Changes in Subordinated Borrowings

	2006	2005
Subordinated borrowings at January 1	$ -	$ 2,500,000
Increases		
Draws on lines of credit with Hibernia Corporation	-	19,500,000
Decreases		
Payments on lines of credit with Hibernia Corporation	-	(22,000,000)
Subordinated borrowings at December 31	$ -	$ -

See accompanying notes.

Capital One Southcoast, Inc

Statements of Changes in Equity

	Common Stock	Surplus	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	$ 10,000	$ 8,921,781	$ (1,542,850)	$ 7,388,931
Push down of purchase price related to acquisition by Capital One Financial Corp.	-	(490,304)	486,180	(4,124)
Net income	-	-	1,842,160	1,842,160
Balances at December 31, 2005	10,000	8,431,477	785,490	9,226,967
Net income	-	-	865,734	865,734
Balances at December 31, 2006	$ 10,000	$ 8,431,477	$ 1,651,224	$ 10,092,701

See accompanying notes.

Capital One Southcoast, Inc

Statements of Cash Flows

	Year ended December 31	
	2006	**2005**
Operating activities		
Net income	**$ 865,734**	$ 1,842,160
Provision for deferred taxes	**9,446**	109,836
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	**187,469**	166,488
Decrease (increase) in securities owned	**353,249**	(1,449,587)
Decrease in other assets	**817,560**	1,085,552
Increase (decrease) in liabilities	**(1,525,324)**	1,025,138
Net cash provided by operating activities	**708,134**	2,779,587
Investing activities		
Purchases of premises, furniture and equipment	**(5,900)**	(185,728)
Proceeds from sale of premises and equipment	**30,144**	-
Net cash provided (used) by investing activities	**24,244**	(185,728)
Financing activities		
Proceeds from loans from Hibernia Corporation	**-**	19,500,000
Payments on loans from Hibernia Corporation	**-**	(22,000,000)
Net cash used by financing activities	**-**	(2,500,000)
Increase in cash	**732,378**	93,859
Cash at beginning of year	**124,540**	30,681
Cash at end of year	**$ 856,918**	$ 124,540
Supplemental disclosures		
Cash paid during the year for interest	**$ -**	$ 159,611

See accompanying notes.

Capital One Southcoast, Inc

Notes to Financial Statements

December 31, 2006

1. Organization and Significant Accounting Policies

Organization

Capital One Southcoast, Inc (formerly Hibernia Southcoast Capital, Inc.) (the Company) is a wholly owned subsidiary of Capital One Financial Corporation (Capital One). Prior to November 16, 2005, the Company was a wholly owned subsidiary of Hibernia Corporation which was acquired by Capital One on that date (see Note 2). Effective April 24, 2006, the Company changed its name from Hibernia Southcoast Capital, Inc. to Capital One Southcoast, Inc. The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines.

Securities

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which approximates a trade date basis. Securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

The money market mutual fund is carried at cost which approximates fair value.

1. Organization and Significant Accounting Policies (continued)

Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 5 to 39 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

Excess of Cost Over Fair Value of Net Assets Acquired

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests. These impairment tests are performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. To the extent that impairment exists, write-downs to realizable value are recorded. The Company did not record any impairment charges during the years ended December 31, 2006 and 2005.

Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

Investment Banking Income

Investment banking income is recorded when earned and includes income from private placements and public offerings.

Income Taxes

The Company is included in its parent company's consolidated federal income tax return, but files a separate state income tax return. The parent company allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by the parent company for federal income tax losses.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Capital One Southcoast, Inc
Notes to Financial Statements

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Reclassification

Certain items included in the financial statements for 2005 have been reclassified to conform with the 2006 presentation.

2. Acquisition

On November 16, 2005, Capital One acquired Hibernia Corporation and its subsidiaries. The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standard No. 141, and the assets and liabilities of the Company were adjusted to their estimated fair values as of the purchase date. As a result, the Company recorded a net decrease to assets totaling $4,124, which was adjusted to surplus in accordance with push-down accounting rules. In addition, the Company reclassified all retained earnings prior to the date of merger to surplus. There was no change in value of the Company's goodwill as a result of the purchase transaction.

3. Securities

Securities owned consist primarily of the Company's trading and investment accounts carried at market value. These investments are summarized as follows:

	December 31	
	2006	**2005**
Securities owned :		
Money market mutual funds:		
Federated Government Obligation Fund CS	$ 6,173,376	$ 6,521,355
Corporate stock	-	5,270
	$ 6,173,376	$ 6,526,625

4. Premises, Furniture and Equipment

The following is a summary of premises, furniture and equipment.

	December 31 2006	December 31 2005
Leasehold improvements	$ 54,740	$ 60,977
Furniture and equipment	436,135	455,572
	490,875	516,549
Accumulated depreciation	(204,008)	(17,969)
Total premises, furniture and equipment	$ 286,867	$ 498,580

As a result of the merger between Capital One and Hibernia Corporation on November 16, 2005, the Company's assets were revalued and adjusted to fair value, eliminating accumulated depreciation recorded through that date.

5. Leases

The Company leases its office facilities under operating leases. Total rental expense included in occupancy and equipment expense was $289,165 and $235,381 for the years ended December 31, 2006 and 2005, respectively.

The Company has one long-term operating lease that expires in 2012. This lease contains a provision for escalation charges. The minimum rental commitment for this long-term operating lease as of December 31, 2006 is as follows: 2007 - $256,312; 2008 - $253,737; 2009 - $253,737; 2010 - $253,737; 2011 - $253,737; 2012 - $63,434.

6. Income Taxes

The Company's deferred income tax asset is comprised of timing differences relating to depreciation, deferred compensation, start-up expenses and other accrued expenses. In addition, the company also has deferred income taxes relating to state items, including state operating loss carryforwards. The Company utilized all of its remaining state net operating loss carryforwards against its 2006 and 2005 state income taxes.

The components of income tax expense are as follows:

	December 31	
	2006	**2005**
Current tax expense:		
Federal income tax	$ 461,389	$ 1,176,356
State income tax	(2,405)	2,405
Total current tax expense	458,984	1,178,761
Deferred tax expense (benefit):		
Federal income tax	9,446	(40,870)
State income tax	-	150,704
Total deferred tax expense	9,446	109,834
Income tax expense	$ 468,430	$ 1,288,595

Not included in the table above for 2005 are adjustments to deferred taxes totaling $39,076 resulting from the acquisition, that were adjusted to surplus in accordance with push-down accounting rules. The Company's effective tax rate differs from the statutory tax rate due to permanent differences resulting primarily from disallowed meals and entertainment.

The Company paid to its parent company $1,186,780 and $118,415 in 2006 and 2005, respectively, for federal income taxes. There were no state income tax payments made in 2006 or 2005.

7. Related Parties

Various administrative expenses are paid on the Company's behalf by Capital One, N.A. (the Bank), another wholly owned subsidiary of the Parent Company. The Bank charged the Company for its share of these expenses, primarily benefits, totaling $941,751 and $2,278,126 for the years ended December 31, 2006 and 2005, respectively. In addition, the Company pays a management fee to the Bank based on an internally calculated allocation of overhead cost. This fee totaled $908,700 and $755,000 for the years ended December 31, 2006 and 2005, respectively.

7. Related Parties (continued)

Effective January 14, 2002, the Company entered into a revolving subordinated loan agreement with Hibernia Corporation for an amount not to exceed $10,000,000. That revolving line of credit expired on February 14, 2005. On June 14, 2004, the Company entered into an additional revolving subordinated loan agreement with Hibernia Corporation for an amount not to exceed $15,000,000. This line of credit had an expiration date of June 14, 2007. As a result of Capital One's acquisition of Hibernia Corporation, this agreement was cancelled and replaced with a revolving subordinated loan agreement with Capital One for an amount not to exceed $30,000,000. This line of credit with Capital One will expire on November 16, 2010.

There were no borrowings against the line of credit with Capital One in 2006. During 2005, the Company made draws on the lines of credit with Hibernia Corporation totaling $19,500,000 with interest payable at the Wall Street Journal prime rate. Payments were made to Hibernia Corporation totaling $22,000,000 during 2005.

For the year ended December 31, 2005, interest expense on the lines of credit totaled $131,646 at an average rate of 6.07%.

8. Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2006, have subsequently settled and had no material effect on the statements of income and financial condition.

The Company is a party to certain legal proceedings arising from matters incidental to its business. Management and counsel are of the opinion that these actions will not have a material effect on the financial condition or operating results of the Company.

9. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Securities Group Company, (Pershing) to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers. This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2006 and 2005.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2006 and 2005.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of total aggregate indebtedness. The required minimum net capital at December 31, 2006 was $170,236. The Company had net capital of $4,829,567 calculated under the provisions of Rule 15c3-1 at December 31, 2006.

11. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with the parent which have been approved by the National Association of Securities Dealers. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2006 and 2005, the Company had no balances outstanding from these agreements as discussed in Note 7.

12. Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2006 and 2005, the carrying amount of cash, securities owned, the receivable from and deposit with clearing correspondent and the revolving lines of credit approximates the estimated fair value of these financial instruments.

13. Major Customers

During 2006, revenues from underwriting services provided to an individual customer did not represent 10% of the Company's total revenues. Revenues from underwriting services provided to one customer represent approximately $3,387,000 of the Company's total revenues in 2005.

Supplementary Information
Required by SEC Rule 17a-5

Capital One Southcoast, Inc

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital:	
Stockholder's equity	$ 10,092,701
Subordinated liabilities allowable in computation of of net capital	-
Total regulatory capital	10,092,701
Deduction for non-allowable assets:	
Other receivables from brokers	(1,268,879)
Premises and equipment	(286,867)
Goodwill	(3,493,211)
Deferred tax asset	(9,198)
Other assets	(81,511)
Net capital before haircuts on securities	4,953,035
Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1	(123,468)
Net capital under Rule 15c3-1	$ 4,829,567
Aggregate indebtedness:	
Total liabilities	$ 2,553,546
Less: Subordinated liabilities	-
Aggregate indebtedness under Rule 15c3-1	$ 2,553,546
Excess Net Capital:	
Net Capital	$ 4,829,567
Less: Required Net Capital (minimum)	170,236
Excess Net Capital	$ 4,659,331
Excess Net Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$ 4,574,212
Percent of Aggregate Indebtedness to Net Capital	53%

There are no differences between net capital computed above and the Company's computation included in Part II A of Form X-17a-5, as amended, as of December 31, 2006. Accordingly, a reconciliation of these two amounts is not included in Supplemental Schedule I.

Capital One Southcoast, Inc

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

Capital One Southcoast, Inc

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Capital One Southcoast, Inc

In planning and performing our audit of the financial statements in accordance with auditing standards generally accepted in the United States of Capital One Southcoast, Inc (the Company) (formerly Hibernia Southcoast Capital, Inc.), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2007

END